13 June, 2013

PRIVATE AND CONFIDENTIAL

COMTECH INTERNATIONAL (HONG KONG) LIMITED
5/F
GOODMAN KWAI CHUNG LOGISTICS CENTRE
585-609 CASTLE ROAD
KWAI CHUNG NT
HONG KONG

Dear Sirs,

We are pleased to confirm that the following facilities were available to Comtech International (Hong Kong) Limited as of 13 June, 2013:

Trade Facilities	USD15,000,000
Total	USD15,000,000

The facts above are given as at 13 June, 2013 without any responsibility or liability whatsoever on the part of the Bank or its officials for or in respect of any of such facts or any defect in or omission from such facts.

Yours faithfully,

/s/ Alan Lam

Alan Lam
Relationship Manager
Origination & Client Coverage, Wholesale Banking
Standard Chartered Bank (Hong Kong) Limited